2150 Kittredge St. Suite 450	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Genuine Parts Company (GPC)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Genuine Parts Company (GPC)
Vote Yes: Item #4 – Human Capital Management Disclosures

Annual Meeting: April 27, 2020

CONTACT: Andrew Behar | abehar@asyousow.org

THE PROPOSAL

Shareholders request that the Board of Directors issue a report to shareholders describing the company’s policies, performance, and improvement targets related to material human capital risks and opportunities by 180 days after the 2020 Annual Meeting, at reasonable expense and excluding confidential information, prepared in consideration of the metrics and guidelines set forth in the SASB Multiline and Specialty Retailers & Distributors standard’s provisions on workforce diversity and inclusion and labor practices requirements.

RATIONALE FOR A YES VOTE

Human capital management disclosures are garnering attention in Congress1 and the SEC.2 Proponents are requesting human capital management disclosure that is financially material to investor decision-making. This disclosure concerns both diversity and inclusion, and fair labor practices.

Diversity reporting is financially material for Genuine Parts’ investors. As the Sustainability Accounting Standards Board (SASB) notes,

[t]he Multiline and Specialty Retailers & Distributors industry is consumer-facing and relies on the ability to communicate effectively with customers during the sales process and adapt to changing consumer demands for products. As the populations of many developed markets undergo a massive demographic shift, including increases in minority populations, companies in this industry can benefit from ensuring that their company culture and hiring and promotion practices embrace the building of a diverse workforce at management- and junior-level positions. Retailers that respond to this demographic shift and employ staff who will be able to recognize the needs of diverse populations may be better able to capture demand from segments that have traditionally been overlooked, which can provide companies a competitive advantage. Furthermore, such companies may benefit from decreased legal and regulatory risks, as well as improved reputational value.3

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1 Dana Wilkie, “Workplace May Be New Battleground for 2019-20 Congress,” November 7, 2018. Available at https://www.shrm.org/hr-today/news/hr-news/pages/2018-mid-term-election-workplace-legislation.aspx

2 Securities And Exchange Commission 17 CFR 229, 239, and 240 [Release Nos. 33-10668; 34-86614; File No. S7-11-19] RIN 3235-AL78. Modernization of Regulation S-K Items 101, 103, and 105. Available at https://www.sec.gov/rules/proposed/2019/33-10668.pdf

3 MULTILINE AND SPECIALTY RETAILERS & DISTRIBUTORS, Sustainability Accounting Standard, Prepared by the Sustainability Accounting Standards Board, October 2018, p.16. Available at https://www.sasb.org/wp-content/uploads/2018/11/Multiline_and_Specialty_Retailers_Distributors_Standard_2018.pdf

2020 Proxy Memo
Genuine Parts Company | Human Capital Management Disclosures

The SASB has created financially material disclosure standards based on decision-useful, comparable metrics that allow investors to measure the impact of workforce diversity on operating performance and financial condition. The metrics referenced by the SASB standard are “[p]ercentage of gender and racial/ethnic group representation for (1) management and (2) all other employees,” and “[t]otal amount of monetary losses as a result of legal proceedings associated with employment discrimination.”

The SASB has also opined on the financial materiality of labor practices in the specialty retailers industry: “The low-average wages in the industry, which help companies maintain low prices on products, may increase…labor-related risks. Since customers regularly interact directly with employees, companies can face a decrease in market share and revenue from negative consumer sentiment due to public disagreement between companies and their workers.”4 The metrics referenced by the SASB Labor Practices standard are “[a]verage hourly wage and percentage of in-store employees earning minimum wage,” “[v]oluntary and involuntary turnover rate for in-store employees,” and “[t]otal amount of monetary losses as a result of legal proceedings associated with labor law violations.”

The proposal requests nothing more than enhanced disclosure concerning financially material human capital management metrics. Investors deserve to be informed of these metrics so that they can appropriately evaluate the risks to our company from its human capital policies and procedures.

The Company’s opposition to the Proposal centers on:

•	Its dedication to “creating an inclusive and diverse workforce that reflects our customer base and the world around us…and to pay all our employees fairly;”

•	Its belief that “this data and these metrics are [not] a reliable measure of our global commitment to inclusiveness, diversity, and equal opportunity, and, as with all metrics and data, they can be subject to misinterpretation or abusive practices by competitors in the marketplace.” In addition, the Company expresses a commitment to “maintaining our employee information strictly confidential, unless disclosure is required by law or regulation.”

The Company’s first point is appreciated and laudable but doesn’t satisfy the needs of investors who require material disclosure to monitor the progress of workforce diversity and fair labor practices. The second point is dubious.

Material disclosure is the basis of the Proposal, and the basis of federal securities law

Disclosure is the bedrock concept of federal securities law. As the Supreme Court has stated, “‘[t]his Court “repeatedly has described the ‘fundamental purpose’ of the [1934 Securities Exchange] Act as implementing a ‘philosophy of full disclosure.’”5 The most salient aspect in considering whether disclosures are helpful to investors is related to materiality, a concept which has been considered “the cornerstone of the federal securities laws since Congress incorporated this principle in the first of these laws in the 1930s.”6

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4 Id. At 13.

5 Basic v. Levinson, 485 U.S. 230 (1988).

6 Business Roundtable, The Materiality Standard for Public Company Disclosure: Maintain What Works, 3 (Oct. 2015) http://businessroundtable.org/sites/default/files/reports/Materiality%20White%20Paper%20FINAL%2009-29-15.pdf

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Genuine Parts Company | Human Capital Management Disclosures

The Supreme Court took up the definition of materiality in 1976’s TSC Industries v. Northway.7 The Court arrived at a definition of materiality that is now widely known:

What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.8

The Court’s exposition of materiality therefore highlighted that the essential aspect of the materiality test was that a fact be decision-useful in the eyes of the reasonable investor. Decision-usefulness necessarily implies comparability, as “…investment decisions essentially involve a choice between competing investment alternatives.”9 Comparability is stifled, however, in the absence of metrics.

The Increasing Materiality of Human Capital Disclosures

The SEC has recognized the increasing materiality of human capital disclosures concerning diversity. Last year, the Commission issued a release proposing for public comment amendments to modernize the description of business, legal proceedings, and risk factor disclosures that registrants are required to make pursuant to Regulation S-K.10 Among the discussion topics proposed for “Narrative Description of Business,” Item 101(c), were proposals for the modernization of human capital management disclosures. The Commission noted that, “[b]ecause human capital may represent an important resource and driver of performance for certain companies, and as part of our efforts to modernize disclosure, we propose to amend Item 101(c) to refocus registrants’ human capital resources disclosures.”11 One important source for input on this matter is a report submitted by the SEC Investor Advisory Committee (IAC).12 The IAC found that, “[i]nstitutional and retail investors have a pronounced interest in clear and comparable information about how firms approach [Human Capital Management]. This interest is reflected in ongoing projects by the Sustainability Accounting Standards Board (SASB) (emphasis added).”13 Among the IAC’s specific material disclosure recommendations were those concerning “the stability of the workforce, including voluntary and involuntary turnover,” and “race/ethnicity and gender diversity data.”14 SEC Chair Jay Clayton, in addressing the IAC with reference to Human Capital Management, re-iterated that the Commission’s disclosure requirements must be rooted in the principles of materiality and comparability, and noted that, “for human capital, I believe it is important that the metrics allow for period to period comparability for the company (emphasis added).”15 Investors have a right to material and comparable Human Capital Management disclosure metrics from Genuine Parts.

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7 TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

8 Id. at 449; See also Basic v. Levinson, 485 U.S. 224, 232 (1988) (“We now expressly adopt the TSC Industries standard of materiality for the § 10(b) and Rule 10b-5 context.”); Halliburton Co. v. Erica P. John Fund, Inc., 134 S. Ct. 2398, 2413 (2014) (reaffirming this standard of materiality).

9 40 Fed. Reg. 51,662 (Nov. 6, 1975)

10 SECURITIES AND EXCHANGE COMMISSION 17 CFR 229, 239, and 240 [Release Nos. 33-10668; 34-86614; File No. S7-11-19] RIN 3235-AL78. Modernization of Regulation S-K Items 101, 103, and 105 https://www.sec.gov/rules/proposed/2019/33-10668.pdf

11 Id. At 48.

12 Recommendation of the Investor Advisory Committee, Human Capital Management Disclosure, March 28, 2019. https://www.sec.gov/spotlight/investor-advisory-committee-2012/human-capital-disclosure-recommendation.pdf

13 Id. At 2.

14 Id. At 4.

15 Remarks for Telephone Call with SEC Investor Advisory Committee Members, Chairman Jay Clayton, Feb. 6, 2019. Available at https://www.sec.gov/news/public-statement/clayton-remarks-investor-advisory-committee-call-020619

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2020 Proxy Memo
Genuine Parts Company | Human Capital Management Disclosures

The dearth of metrics in sustainability disclosure has frustrated the reasonable investor

The SASB has produced a series of exhaustive analyses of U.S. issuers’ financial disclosures.16 The Board has found that while most issuers already address most SASB topics in their filings (“73 percent of companies in the analysis reported on at least three-quarters of the sustainability topics included in their industry standard”),17 “most sustainability disclosure consists of boilerplate language, which is largely useless to investors: The most common form of disclosure across the majority of industries and topics was generic boilerplate language, which is inadequate for investment decision-making.”18 Moreover, “[s]ustainability performance metrics are rarely disclosed and lack comparability when they are: Companies used metrics—obviously more useful to investment analysis—in around 29 percent of the cases in which a disclosure occurred. Importantly, even in these cases, the metrics were non-standardized and therefore lacked comparability from one firm to the next.”19 The SASB sums up the issue of ESG disclosure with the statement, “…by and large, companies continue to take a minimally compliant approach to sustainability disclosure.”20

Investor frustration with the lack of metrics in sustainability reporting is palpable: According to PwC, “[m]ore than nine out of ten investors (92%) say companies are not disclosing ESG data in a way that makes it easy to compare to other companies...”21 Clearly, disclosure that is not grounded in metrics, or relies on metrics that are not comparable, cannot meet the test of being decision-useful to the reasonable investor. Genuine Parts may be an inclusive company and its workforce may be diverse, or not; this is irrelevant to its investors if the Company’s current body of disclosure does not meet the test of comparability. If the Company’s disclosure does not qualify as decision-useful in the eyes of a reasonable investor, then it does not meet the materiality standard requested by the Proposal.

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16 Sustainability Accounting Standards Board [SASB], State of Disclosure Report 2017, (2017) https://www.sasb.org/wp-content/uploads/2017/12/2017State-of-Disclosure-Report-web.pdf

17 Id. at 2.

18 Id.

19 Id.

20 Id. at 3.

21 PWC Governance Insights Center, Investors, Corporates, and ESG: Bridging the Gap, 6 (Oct. 2016), https://www.pwc.com/us/en/governance-insights-center/publications/assets/investors-corporates-and-esg-bridging-the-gap.pdf.

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Material diversity proposals are supported by investors

The SASB’s standards have attracted wide support from the investment community. The SASB Investor Advisory Group, 48 global asset owners and asset managers, includes seven of the world’s ten largest investment advisers. Members of this group “[b]elieve SASB’s approach—which is industry-specific and materiality-focused—will help provide investors with relevant and decision-useful information,” and “[b]elieve that SASB standards can inform integration of sustainability factors into investment and/or stewardship processes, such as corporate engagement and proxy voting.”22 Members of the SASB Investor Advisory Group and SASB Alliance, “a growing movement of organizations that believe standardized, industry-specific, and materiality-based standards help companies and investors adapt to the market’s expectations,” comprise among others pension funds of six states.23

Shareholder resolutions regarding diversity, and those explicitly referencing EEO-1 category percentage disclosures, receive increasing support over time. This table summarizes numbers of EEO-1 resolutions filed, and average level of shareholder support, that are available in the Ceres and Trillium databases by year since 2015:24

Year	Number of proposals filed	Average support level (%)

2015	3	24.4

2016	4	27.0

2017	9	32.4

2018	9	40.6

2019	5	42.6

This information should not be considered to be confidential

U.S. corporations have long sought to conceal their diversity statistics under the cloak of “confidentiality,” or by arguing that EEO-1 data are misleading. The Department of Labor (DoL) has traditionally sided with business in refusing Freedom of Information Act (FOIA) requests for diversity statistics on this basis. In response to a 2017 lawsuit filed by the Center for Investigative Reporting, however, the Department determined in October, 2018 that it will release EEO-1 data over the objections of government contractors from now on.25 Reluctance to disclose about diversity can sometimes be instructive. Palantir Technologies, in its attempt to block the DoL from complying with a FOIA EEO-1 request, declared that a diverse workforce is more “than just a legal concept; it is a business imperative.”26 But the company’s forced disclosure revealed that only 23% of its managers were female. Palantir, accused of hiring discrimination by the U.S. government, recently settled for $1.7 million.27 The investor protection and public interest aspects of EEO-1 diversity disclosure dwarf sometimes sham concerns about confidentiality and misinterpretation.

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22 https://www.sasb.org/investor-use/supporters/

23 https://www.sasb.org/alliance-membership/organizational-members/

24 https://www.ceres.org/resources/tools/climate-and-sustainability-shareholder-resolutions-database; https://trilliuminvest.com/approach-to-sri/shareholder-proposals/?wpv-company=0&wpv-issue-type=workplace-diversity&wpv_filter_submit=Search

25 Will Evans and Sinduja Rangarajan, “We got the government to reverse its longtime policy to get Silicon Valley diversity data,” https://www.revealnews.org/blog/we-got-the-government-to-reverse-its-longtime-policy-to-get-silicon-valley-diversity-data/

26 Id.

27 “US DEPARTMENT OF LABOR SETTLES CHARGES OF HIRING DISCRIMINATION WITH SILICON VALLEY COMPANY,” Press Release, April 25, 2017. Available at https://www.dol.gov/newsroom/releases/ofccp/ofccp20170425

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2020 Proxy Memo
Genuine Parts Company | Human Capital Management Disclosures

CONCLUSION

Genuine Parts Company opposes issuing financially material disclosure that provides decision-useful investor protection as it serves the public interest. We therefore urge a “Yes” vote for Proposal 4 on the 2020 Genuine Parts Proxy Statement.

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